November 3, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Dorrie Yale
Erin Jaskot

Re:	Fireman B.V.

Public Offering of Up to 7,667,050 Common Shares

Registration Statement on Form F-1 (Registration No. 333-220962)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have distributed approximately 2,425 copies of the Preliminary Prospectus dated October 30, 2017 through the date hereof, to underwriters, dealers, institutions and others.

We will comply, and have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m. Eastern Time, on Tuesday, November 7, 2017 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
LEERINK PARTNERS LLC
BMO CAPITAL MARKETS CORP.
For themselves and as representatives of the syndicate of underwriters for the offering

By J.P. Morgan Securities LLC

By:	/s/ David Ke
Authorized Representative

By LEERINK PARTNERS LLC

By:	/s/ Jack Fitzgerald
Authorized Representative

By BMO CAPITAL MARKETS CORP.

By:	/s/ Mihir Mantri
Authorized Representative